21 October 2009

Cadbury Reports Excellent Third Quarter

Upgrades guidance* for revenue growth and margin improvement

Highlights

Third quarter revenue growth of 7% in constant currency

•	Good growth in Chocolate (up 7%), led by continued strong performances in the UK, India and South Africa

•	Improved growth in Gum (up 4%) and Candy (up 11%) reflecting strong performances in emerging markets and growth in North America and Europe

•	Excellent growth in Britain & Ireland (up 10%) and emerging markets (South America up 18%, Asia and Middle East and Africa up 14%)

•	Year to date revenue growth of 5%, ahead of previous guidance for the year

Year to date underlying operating margin growth of over 180 bps underpinned by a strong third quarter

•	Year to date gross margin improved by 20bps on a constant currency basis

•	Marketing investment as a percentage of sales was 10.4% on a constant currency basis reflecting the benefits of media deflation. Absolute marketing spend in the quarter was unchanged compared to the prior year

•	Year to date savings from Vision into Action plan reduced SG&A costs by c. 110 bps.

Upgraded guidance* for 2009 with our Vision into Action plan well on track to deliver its goals

•	2009 revenue growth in constant currency now expected to be around the middle of our 4-6% goal range

•	Improved momentum increases our confidence in good revenue growth in 2010 and 2011

•	2009 underlying operating margin expected to improve by at least 135bps in constant currency from 11.9% in 2008

•	Excellent margin progress in first two years of the plan, combined with the benefit of expected supply chain and SG&A savings, reinforces our confidence in achieving good mid-teens margins by 2011

Todd Stitzer, Cadbury’s CEO said: “We have great momentum in our business and our confectionery strategy continues to yield benefits beyond expectations. In the third quarter we have delivered growth in every category and every business. At the same time, we have maintained our investments in innovation and marketing to reinforce our commitment to delivering future growth.

As a result, despite lapping strong fourth quarter comparatives from 2008, we are increasing our guidance for revenue growth to be around the middle of our 4-6% goal range for the year as a whole and our underlying operating margin improvement to be at least 135bps in constant currency in 2009.”*

Roger Carr, Chairman of Cadbury, added: “The strength of our operating performance continues to underpin the Board’s confidence in both our growth prospects and the potential for creating further, material shareholder value as a pure play standalone confectionery business”.

Except where stated, all percentages and comments on movements in revenue and margins relate to the group’s continuing operations, are calculated using constant currency and exclude the impact of acquisitions and disposals. Underlying operating margin is calculated as underlying profit from operations as a percentage of revenue.

• This statement includes a profit forecast (the “Profit Forecast”) for the purpose of Rule 28 of the City Code. As such, it is a requirement that this statement be reported on by the Company’s reporting accountants and financial advisers in accordance with Rule 28 of the City Code. The bases and assumptions behind the guidance statements are set out in Appendix 1 of this release. The reports of the reporting accountant and financial advisers are set out in Appendices 2 and 3 respectively of this release. The reporting accountant and financial advisers have given and not withdrawn their consent to publication.

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Michelle Rees and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head
Finsbury US	+1 212 303 7600
Andy Merrill and Jeremy Fielding

Teleconference Calls:
Two conference calls, hosted by Todd Stitzer, Chief Executive Officer, and Andrew Bonfield, Chief Financial Officer, will take place today (21 October 2009) at 09:00 and then at 15:00, providing an opportunity to discuss our Interim Management Statement.

	Teleconference	Replay
09:00 BST (10:00 CET)
UK and Europe	+44 20 3037 9208	+44 20 8196 1998
USA	+1 866 966 5335	+1 866 583 1035
Replay Access Number:		3760437#
15:00 BST (16:00 CET, 10:00 EST)
UK and Europe	+44 20 3037 9208	+44 20 8196 1998
USA	+1 866 966 5335	+1 866 583 1035
Replay Access Number:		5436837#

Podcasts and transcripts of the conference calls will be available afterwards at www.cadbury.com.

High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary.

Investor Seminar
In July 2009, we announced our intention to hold a series of small, investor seminars focused on building understanding of our businesses and categories, setting our their competitive advantages and growth opportunities.

Under the circumstances of the unsolicited proposal from Kraft Foods Inc. it is not possible to commit with certainty to a specific date for our first investor seminar, which we originally intended to have on 11 November. The event will be rearranged to take place at the earliest appropriate opportunity.

Third Quarter Update

Cadbury’s revenue performance reflected improved growth in Candy and Gum and continued good performance in Chocolate. North America made further progress with share gains in some key gum and candy markets, while Europe maintained positive momentum from late in the second quarter with the business returning to growth in the third quarter. As a result, base business revenue growth was 7%, reflecting price mix benefits of around 10%. This included the benefit of significant product innovation in Chocolate, Gum and Candy, which helped improve mix. Volumes declined around 3%.

Year to date, base business revenue growth was 5%, reflecting increased momentum during the course of the first three quarters of the year.

Revenue Performance by Category

Year on Year Growth by Category	Quarter 1	Quarter 2	Quarter 3
Chocolate	7%	13%	7%
Gum	(2)%	2%	4%
Candy	(2)%	2%	11%
Total Company	2%	6%	7%

In the third quarter, all three categories delivered good results, with continued strong growth in Chocolate and improved performances in Gum and Candy. Looking at recent consumer behaviour, as reported at the half year, many of our chocolate and candy products benefited from a strong stay-at-home trend. Overall demand for our more functional or ‘activity-related’ products, typically gum and medicated candies like Halls, saw some signs of improvement, for example in the US and Europe, after a slow start to the year.

•	Chocolate (45% of revenue in the first nine months) delivered good revenue growth of 7% in the quarter, reflecting strong performances in the UK and across emerging markets, led by India and South Africa. Innovation continued to play an important role in driving growth. In Australia, the core Cadbury chocolate brand continued to perform well, with strong value share growth across all retailers since the re-launch in May. In the UK, revenues benefited from the third quarter launch of Wispa Gold and the second quarter launch of the Bitesize bags which continued to do very well.

•	Gum (34% of revenue) delivered third quarter growth of 4% reflecting sustained strong growth in emerging markets, particularly South America, and improved performances in some major developed markets. Innovation, which is expected to have a bigger impact in the fourth quarter, resulted in a modest benefit from the launches of Trident Layers in the US and Trebor mint gum in the UK in September.

•	Candy (21% of revenue) delivered a strong performance with growth of 11%. Halls delivered excellent growth in the quarter, with increased share in the US and good product innovation in Brazil around Halls Creamy. In addition, our mainstream candy brands maintained good growth in the UK, Australia and Middle East and Africa.

Revenue Performance by Market

Year on Year Growth by Market	Quarter 1	Quarter 2	Quarter 3
Emerging Markets	6%	8%	10%
Developed Markets	-	5%	5%
Total Company	2%	6%	7%

Our emerging markets advanced further with revenue growth of 10% for the quarter, led by India, Middle East and Africa and South America. In developed markets, revenue grew 5% led by the continued strong performance in the UK, together with improved growth in the US and Europe.

Looking at the revenue growth in the third quarter by region:

•	In Britain & Ireland revenue grew 10%. Despite lapping a strong third quarter in 2008, the launch of Wispa Gold combined with strong early demand for seasonal products helped drive excellent growth in chocolate. At the same time, candy and gum benefited from the activation of Maynards marketing support and the launch of Trebor mint gum.

•	In Europe, revenue was up 0.4% with robust growth in Poland and Russia offsetting continued weakness in France and Spain. Market shares benefited from a continued focus on customer service and product innovations, for example, the relaunch of the Wedel chocolate brand in Poland.

•	In the Middle East and Africa, revenue grew 14%. South Africa continued to perform well, supported by improved performances in West Africa, where key products delivered year on year market share gains, and in North Africa and the Middle East where we continue to benefit from new product launches.

•	In Asia, revenue growth of 14% reflected continuing strong performances in India and China, which offset South East Asia where market conditions remained weak. In India, sales growth reflected early festive season demand, with strong sales of chocolate and gifting products. Eclairs also performed very well after a major product relaunch.

•	In Pacific, revenue grew 4%. In Australia, the re-launch of Cadbury Dairy Milk continues to perform well and growth benefited from the launch of a new range of Bubbly bars. Our business in Japan had an excellent quarter with continued growth of Clorets gum and Xylicrystal candy delivering strong growth and market share gains.

•	In North America revenue was up 1%, reflecting a strong start to the cough/cold season for Halls, steady growth in other candies and some early benefits from the launch of Trident Layers in the US. In Mexico, weak trading conditions were partially offset by a very strong commercial performance with the business achieving an all time high gum market share of 83.9%.

•	In South America, revenue grew 18%, led by strong performances in Brazil, Argentina, Venezuela and Colombia driven by good product innovation, pricing and marketing investment behind our leading gum brands, Trident and Chiclets.

Underlying Operating Margin

Year to date underlying operating margin was over 180 bps higher than that achieved in the first nine months of 2008. With gross margins ahead by 20bps, most of the improvement was led by Vision into Action benefits within SG&A costs of 110bps and the effects of media cost deflation which facilitated a reduction in marketing costs as a percentage of sales by 80bps. Absolute spend on marketing on a constant currency basis in the quarter was unchanged compared to the same period in 2008. These margin improvements were partially offset by other income and expense items of around 20bps.

Vision into Action Update

In June 2007, we set out our Vision into Action business plan, focused on maintaining our strong revenue momentum whilst significantly improving our operating margins.

In 2008 and 2009, margin improvements mainly resulted from reduced central and SG&A costs. At the same time, major initiatives started to transform our supply chain capabilities in the UK, Europe, Australia and New Zealand. The successful implementation of these projects will be the principal source of our Vision into Action margin improvements in 2010 and 2011.

The significant majority of our supply chain initiatives are now well underway with several starting to deliver early benefits:

•	In Gum, the commissioning of our new Polish gum facility has already enabled significant changes to our supply chain in Europe. This included changes to a third party sourcing arrangement, the closure of a gum plant in Barcelona, which was completed in the third quarter of 2009 and a further closure, in Turkey, which is on track for completion in the coming months.

•	In Chocolate, the planned closure of our Somerdale factory in the UK has already started with the transfer of capacity to other facilities, for example, production of mini-eggs has now started in Wroclaw, Poland. Development of the new Polish chocolate facility in Skarbimierz is progressing very well, with the first equipment expected to be commissioned in the next few months with most activities from Somerdale being transferred during 2010, in line with our original plans.

Additional programmes in Australia and New Zealand are also making good progress, improving the efficiency and effectiveness of our supply chain in the region.

Taken together the significant investments made in the last few years to drive improvements in supply chain efficiency and central and SG&A cost structures across Cadbury will deliver sustainable benefits to the business well into the future.

As a result, even if we experience a continuation of weaker market conditions or higher input costs, our improved revenue momentum and excellent margin progress to date mean that we are confident of achieving our Vision into Action goals of 4-6% organic revenue growth per annum and good mid-teens margins by 2011.

Update on Financial Position

As previously reported, the Company has a strong financial position with secure long-term financing. During 2009 we refinanced a major bond and replaced our three year £1bn revolving credit facility maturing in 2010 with a smaller longer dated facility (£450m maturing in 2012). In addition, on 3 April 2009, we received the proceeds of the Australia Beverages disposal.

2009 Outlook

We have continued to build momentum during 2009 with growth in the third quarter from every category and every business. At the same time, we have maintained our investments in innovation and marketing to reinforce our commitment to delivering future revenue growth.

The benefits of our standalone, pure play confectionery strategy continue to exceed expectations. As a result, despite lapping strong fourth quarter comparatives from 2008, our constant currency revenue growth is now expected to be around the middle of our 4-6% goal range for the year as a whole and we expect to deliver an underlying operating margin improvement of at least 135bps in constant currency in 20091.

Technical Guidance

The 2009 Outlook and accompanying Technical Guidance should be reviewed together with the paragraph on Forward Looking Statements, set out in this release.

In the normal course of events, we provide technical guidance to aid consistency across a range of modelling assumptions of a technical nature and separately publish a consolidated view on analysts consensus estimates on a reported and constant currency basis. As a result of the proposed offer from Kraft for the Company, we are now restricted in providing much of the detailed technical guidance which we normally include, and are restricted in providing the analyst consensus. As a result, our guidance comments in this announcement are limited to the impact of foreign exchange below.

The impact of foreign exchange translation on our net revenue and net underlying operating profit is impossible to predict with certainty. However, assuming exchange rates remain unchanged for the balance of the year from those as at 13 October 2009, exchange should increase net revenue by around 7% and increase net underlying operating profit by around 9%1.

These two paragraphs constitute the Profit Forecast to be reported upon under Rule 28 of the City Code. The Profit Forecast is for the full year to 31 December 2009. In accordance with Rule 28.8, your attention is drawn to the announcement issued by the Company on 29 July 2009 containing the unaudited results of Cadbury for the six month period ended 30 June 2009.

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Publication on Cadbury Website
A copy of this announcement will be made available for inspection on Cadbury’s website (www.cadbury.com) free of charge.

Appendix 1 — Bases and Assumptions

1.	The Profit Forecast has been prepared on a basis consistent with the accounting policies that are expected to be used in the Group’s consolidated financial statements for the year ended 31 December 2009. These policies are consistent with those set out on pages 90 to 98 of the Group consolidated financial statements for the year ended 31 December 2008, as updated by note 1 of the Group’s interim results for the six months ended 30 June 2009.

2.	The Profit Forecast is based on the actual results included in the unaudited management accounts for the nine months ended 30 September 2009 and a forecast for the three months ending 31 December 2009.

3.	It is assumed that there will be no material change in the rates of exchange, or inflation from those currently prevailing.

4.	The Profit Forecast at constant currency has been compiled by applying the actual average exchange rates for 2008. The principal exchange rates used to translate overseas profits into sterling are:

Average 2008
US Dollar	1.85

Canadian Dollar	1.96

Australian Dollar	2.20

Euro	1.26

South African Rand	15.23

Mexican Peso	20.48

5.	The Profit Forecast at reported currency has been compiled by applying an estimate of the actual average exchange rates for 2009. The principal exchange rates used to translate overseas profits into sterling are:

Estimated 2009
US Dollar	1.55

Canadian Dollar	1.76

Australian Dollar	1.98

Euro	1.12

South African Rand	12.97

Mexican Peso	21.01

The profit forecast has been prepared on the assumption that:

6.	There will be no material acquisitions or disposals of businesses during the financial year ended 31 December 2009 other than those already reported.

7.	There will be no material change in current levels of demand in the Group’s principal markets caused by significant changes in economic or other factors.

8.	There will be no major disruptions to the business of the Group, its suppliers or customers due to natural disaster, terrorism, extreme weather conditions, industrial disruption, civil disturbance or government action.

9.	There will be no change in legislation or regulatory requirements that will have a material impact on the Group’s operations

10.	There will be no material change in the present management or control of the Group or its existing operational strategy.

Appendix 2 – Report of Reporting Accountant

The Directors
Cadbury plc
Cadbury House
Uxbridge Business Park
Sanderson Road
Uxbridge
UB8 1DH

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Morgan Stanley & Co. Limited
20 Bank Street
London
E14 4AD

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

21 October 2009

Dear Sirs

Cadbury plc (the “Company”)

We report on the profit forecast, both in constant and in actual currency, comprising forecasts of Revenue and Underlying Profit from Operations (“UPFO”) (each as defined in the Cadbury Group financial statements for the year ended 31 December 2008) of the Company and its subsidiaries (together “the Group”) for the 12 months ending 31 December 2009 (the “Profit Forecast”). We refer to the Interim Management Statement issued by the Company dated 21 October 2009 (the “IMS”). The Profit Forecast is set out in the relevant paragraphs of the “2009 Outlook” and “Technical Guidance” sections on page 6 of the IMS, and the material assumptions upon which it is based are set out in Appendix 1 to the IMS. This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers issued by The Panel on Takeovers and Mergers (“the Takeover Code”) and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to any person who is seeking or may in the future seek to acquire control of the Company (an “Offeror”) or to any other person connected to, or acting in concert with, an Offeror.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of the Takeover Code.

It is our responsibility to form an opinion as required by the Takeover Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility under Rule 28.3(b) of the Takeover Code to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the Takeover Code, consenting to its inclusion in the IMS.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Appendix 1 of the IMS and is based on the unaudited management accounts for the nine months ended 30 September 2009 and a forecast for the three months to 31 December 2009. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

Deloitte LLP
Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (‘DTT’), a Swiss Verein, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTT and its member firms.

Appendix 3 – Financial Advisers’ Letter

Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	Morgan Stanley & Co. Limited 20 Bank Street London E14 4AD	UBS Limited 1 Finsbury Avenue London EC2M 2PP
Registered in England and Wales No. 2263951	Registered in England and Wales No. 2164628	Registered in England and Wales No. 2035362
Authorised and regulated by the Financial Services Authority	Authorised and regulated by the Financial Services Authority	Authorised and regulated by the Financial Services Authority

To:	The Board of Directors Cadbury plc Cadbury House Uxbridge Business Park Sanderson Road Uxbridge UB8 1DH

21 October 2009

Dear Sirs

REPORT ON THE PROFIT FORECAST OF CADBURY PLC (THE “COMPANY”)

We refer to the profit forecast, both in constant and actual currency, comprising forecasts of Revenue and Underlying Profit from Operations (each as defined in the Cadbury Group financial statements for the year ended 31 December 2008) of the Company and its subsidiaries for the 12 months ending 31 December 2009 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out in the “2009 Outlook”, “Technical Guidance” and “Bases and Assumptions” sections on page 8 and Appendix 1 to the Interim Management Statement issued by the Company on 21 October 2009.

We have discussed the Profit Forecast and the bases and assumptions on which it is made with the directors and officers of the Company and with Deloitte LLP, the Company’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the directors and officers of the Company and Deloitte LLP. We have also considered Deloitte LLP’s letter of 21 October 2009 addressed to you and us on this matter. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and have assumed such accuracy and completeness for the purposes of providing this letter.

On the basis of the foregoing, we consider that the Profit Forecast, for which you, as directors of the Company are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3(b) of the City Code on Takeovers and Mergers (the “City Code”) and for no other purpose. No person other than the directors of the Company can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability to any other person other than to you, the directors of the Company, in respect of this letter or the work undertaken in connection with this letter.

Yours faithfully,

Goldman Sachs International	Morgan Stanley & Co. Limited	UBS Limited